Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Drone Delivery Systems Corp dba AirBox Technologies
7729 Pocoshock Blvd
Richmond, VA 23235
https://airboxtechnologies.com/

Up to $1,069,962.30 in Common Stock at $69.85
Minimum Target Amount: $9,988.55

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Drone Delivery Systems Corp dba AirBox Technologies
Address: 7729 Pocoshock Blvd, Richmond, VA 23235
State of Incorporation: DE
Date Incorporated: June 05, 2019

Terms:

Equity

Offering Minimum: $9,988.55 | 143 shares of Common Stock
Offering Maximum: $1,069,962.30 | 15,318 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $69.85
Minimum Investment Amount (per investor): $488.95

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

First 72 hours - 20% bonus shares

Within first week - 5% bonus shares

Amount Based:

$5,000+

AirBox company attire + 5% bonus shares.

$10,000+

AirBox company attire + 10% bonus shares + Access to Investor community

$50,000+

AirBox company attire + 20% bonus shares + Access to investor community + Newsletter

AirBox Deep Hardware Perk: AirBox Online Store Orders ONLY!!

Order Now - Shipments start mid December 2021.

ORDER HERE
https://airboxtechnologies.com/buy-airbox-deep/

Here are the rules:

AirBox is fulfilling orders for our AirBox Deep smart lockable porch box product!- must purchase over our online store offered only during StartEngine AirBox Technologies campaign on the first 100 orders. Limit one per customer. USA shipment only!

AirBox smart lockable porch box, ideal for smart home users with a video doorbell, standard wall plug, 20 feet from router, smart home security technology.

Hardware details:
AirBox Deep smart porch box technology
-WiFi and Bluetooth Connectivity
- IOS/Android app controls
- Temperature-control readouts (upgrade 2022)
- 26"H x 14.5"D x 18"W
- Standard Home Depot mailbox mount
- Standard outlet plug

AirBox Deep
$499 a box (first 100 orders)

Features include: touchless receptacle, smartphone app, open/close box anywhere in the word, time-stamps, real-time notifications, auto-close, wifi, bluetooth connectivity, temperature-control readouts upgrade available first quarter 2022, not included in first 100 introductory offer), IP53 rated for outside use, industrial grade.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Drone Delivery Systems Corp dba AirBox Technologies will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $69.85 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $6,985. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Drone Delivery Systems *dba* Airbox Technologies is a global smart box maker for rapid contactless deliveries by truck or
drone.

We are revolutionizing "last-yard" postal package delivery, creating a smart residential mailbox, drone ready solution! AirBox Home, a smart residential and business "contactless delivery" box solution, private/public options, drop-off, pick-up, reserve your box time slot for "rapid contactless pick-up" handsfree controlled by an app. With a technical savvy team, creating highly technical autonomous solutions for the everyday person, solving complex puzzles.

Drone Delivery Systems was originally formed as an LLC in Virginia in 2015, in 2019 the company converted to a Delaware C-Corp.

Competitors and Industry

Competitors in this space include; DroneDek, Valqari are drone ready mailbox solutions/landing pads. However, based on our research, Airbox is the lowest price point product starting at $499, the first complete product and has partners like UPS. In general, the overall industry landscape in this space includes: UPS Flight Forward, UPS ATG, Walmart, DroneUp, AirSpace Link. We believe that our competitors are at least 2 years away from having a finished product. They still need to complete their app, manufacturing, market fit, and market adoption.

Current Stage and Roadmap

Our current development stage is "Proof-of-Concept" working product in the field. We have ordered the raw goods required to manufacture 100 AirBox Deeps for sales inventory for our launch. Mid-January 2022 is our expected ship date of finished product for online orders. We have been testing with UPS for over 2 years and have press about our testing in the field with many successful pilots. Our products are currently available for purchase on our website.

Finished product AirBox Deep for secure contactless deliveries anywhere in the world by bike, vehicle or drone. We are starting paid pilots with AirBox Deep with Pudo Point in Canada, Go Postal Bahamas, Allmart in Antigua. Our partners in Hong Hong are interested in AirBox for smart cities. Our partner in Hong Kong BRINC is our investor and accelerator partner.

Future Roadmap: 2022 plans include creating18 months of runway, market adoption cycle, sales, market fit, product working everyday in the field, happy customer testimonials and a finished product for sale in high volumes made in the USA.

The Team

Officers and Directors

Name: Brandon T. Pargoe

Brandon T. Pargoe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: November 13, 2015 - Present
  Responsibilities: Mr. Pargoe continues to drive AirBox from inception, patent, design, to a finished product, leading the competition by over 2 years in smart box technology. Brandon receives $25,000 a year as salary.

- **Position:** Chairman of the board
  Dates of Service: November 13, 2015 - Present
  Responsibilities: Lead company directions and partners

Name: Jeremy Tucker

Jeremy Tucker's current primary role is with Hawaii Emergency Physicians. Jeremy Tucker currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder
  Dates of Service: August 25, 2017 - Present
  Responsibilities: Handles Public Relations for Airbox, Jeremy does not receive any salary for his role.

- **Position:** Director
  Dates of Service: November 13, 2015 - Present
  Responsibilities: Corporate governance and oversight

Other business experience in the past three years:

- **Employer:** Hawaii Emergency Physicians
  Title: Emergency Physician
  Dates of Service: April 01, 2021 - Present
  Responsibilities: ER Doctor in Hawaii.

Other business experience in the past three years:

- **Employer:** New Frontier Aerospace
  Title: Chief Medical Officer
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Chief medical officer for rocket powered transportation company.

Other business experience in the past three years:

- **Employer:** Fruit Street Health
  Title: Director
  Dates of Service: March 01, 2016 - Present
  Responsibilities: Member of the Board of Directors in advising the company.

Other business experience in the past three years:

- **Employer:** Medssenger
  Title: Chief Medical Officer/Co-Founder
  Dates of Service: October 01, 2015 - Present
  Responsibilities: Medssenger is a platform connecting the provider and the patient for better care. CMO and Co-Founder.

Name: Lukas Wrede

Lukas Wrede's current primary role is with MHP - A Porsche Company. Lukas Wrede currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 13, 2015 - Present

Responsibilities: Corporate Governance and oversight, he does not receive salary for his role.

Other business experience in the past three years:

- **Employer:** MHP - A Porsche Company
  Title: Senior Manager
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Project lead for data platform services in industries like automotive, mobility, air, transportation & energy. Responsibilities include: - International business development - New ventures & innovation

Name: Chris Reichert

Chris Reichert 's current primary role is with Texas Boom Company . Chris Reichert currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: January 14, 2020 - Present
  Responsibilities: Advisor

Other business experience in the past three years:

- **Employer:** Texas Boom Company
  Title: Principal
  Dates of Service: June 15, 2020 - Present
  Responsibilities: Company Advisor, Strategy

Other business experience in the past three years:

- **Employer:** Markel Specialty
  Title: Managing Director, Sales and Marketing
  Dates of Service: September 12, 2004 - May 22, 2020
  Responsibilities: Advisor, sales management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Drone Delivery Systems was formed on November 13, 2015. Accordingly, the Company

has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Drone Delivery Systems has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that AirBox Deep is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Customers may not be interested in our products.
With any new product, it takes time to educate consumers and penetrate an industry. Our customers may take time to develop an understanding of our products and may not purchase the product right away.

We may not be able to raise enough funds to penetrate the market.
When entering a new industry or trailblazing in a new industry, it can take a substantial amount of capital to raise enough funds to penetrate the market.

Our partnerships may not succeed.
When working with different partners today or in the future, there is no guarantee that these partnerships will be successful.

Innovation is challenging.
As a company, we are in a very unique and developing market and industry. As such, innovation is constantly required and challenging. We may not be ready for fast innovation if we do not have enough funding to support us.

Competition is unknown.
At this point, we believe AirBox is one of the first to market however its an unknown how long this will be the case and other businesses may enter the market.

Our products require continual testing and may not succeed.
AirBox has been tested in the field for years however product advancements will always need to be done.

Our product launch timing currently varies.
Our goal is to get a product launched in 5-6 weeks. There is no guarantee we can achieve this goal and this may be a constraint on future sales.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeremy Tucker	121,300	Preferred Stock	24.2
Brandon Pargoe	332,000	Preferred Stock	66.2

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, SAFEs, SAFE, SAFE 2019, and SAFEs 2020. As part of the Regulation Crowdfunding raise, the Company will be offering up to 15,318 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 0 outstanding.

Voting Rights

The number of authorized shares of preferred stock or of common stock may be raised by the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote thereon. All shares of common stock shall be identical and each share of common stock shall be entitled to one vote on all matters. Please see voting rights of securities sold in this offering below.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Other Material Rights</u>

2.3 Voting by Offering Shareholder. The Offering Shareholder agrees, if so requested by any of the Other Shareholders, to vote or cause a vote to be made (if applicable, as a Director of the Corporation, and, if applicable, as a Shareholder of the Corporation) in favor of the exercise by the Corporation of its option to purchase all or a portion (but if a portion, only if the Other Shareholders have elected to purchase the balance of the shares of Stock so offered) of the shares of Stock which the Offering Shareholder has offered to sell to the Corporation pursuant to and within the provisions of Section 2.2 hereof. In the event that the Corporation's exercise of such option to purchase such shares of Stock requires an amendment to the Articles of Incorporation or Bylaws of the Corporation or a reappraisal of its assets and/or any other corporate action, the Offering Shareholder agrees, if so requested by Other Shareholders holding at least a majority of the shares of Stock held by all of the Other Shareholders, to vote or cause a vote to be made (if applicable, as a Director of the Corporation, and, if applicable, as a Shareholder of the Corporation) in favor of any such corporate action as may be legally taken.

2.4 Tag-Along Rights. If the holders of a majority or more of the shares of the Stock of the Corporation (the "Majority Offerees") receive a Bona Fide Offer for the purchase of any of their shares of Stock (other than from a Permitted Transferee), and the Corporation and the Other Shareholders do not exercise their option to purchase such shares of Stock pursuant to this Article 2, then the Shareholders who did not receive such Bona Fide Offer (the "Minority Offerees") shall be entitled, at their option, to sell all or a portion of their shares of Stock to the transferee named in the notice of the Bona Fide Offer on the terms and conditions contained in the Bona Fide Offer. The participating Minority Offerees shall participate in the sale on the same terms, and shall be entitled to sell the same proportion of their Stock, as the Majority Offerees who participate in the sale.

2.5 Drag-Along Rights. Notwithstanding any other provision hereof, the Majority Offerees may sell all of their shares of Stock for fair market value to a third person who is not an affiliate of any of the Majority Shareholders, and upon the demand of the Majority Offerees, theOther Shareholders must offer their Stock to that purchasing party at the same price per share and on the same terms and conditions as the Majority Offerees have agreed to with that purchasing party.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 501,095 outstanding.

Voting Rights

2.3 Voting by Offering Shareholder. The Offering Shareholder agrees, if so requested by any of the Other Shareholders, to vote or cause a vote to be made (if applicable, as a Director of the Corporation, and, if applicable, as a Shareholder of the Corporation) in favor of the exercise by the Corporation of its option to purchase all or a portion (but if a portion, only if the Other Shareholders have elected to purchase the balance of the shares of Stock so offered) of the shares of Stock which the Offering Shareholder has offered to sell to the Corporation pursuant to and within the provisions of Section 2.2 hereof. In the event that the Corporation's exercise of such option to purchase such shares of Stock requires an amendment to the Articles of Incorporation or Bylaws of the Corporation or a reappraisal of its assets and/or any other corporate action, the Offering Shareholder agrees, if so requested by Other Shareholders holding at least a majority of the shares of Stock held by all of the Other Shareholders, to vote or cause a vote to be made (if applicable, as a Director of the Corporation, and, if applicable, as a Shareholder of the Corporation) in favor of any such corporate action as may be legally taken.

Material Rights

There are no material rights associated with Preferred Stock.

SAFEs

The security will convert into Safe preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $224,000.00
Interest Rate: %
Discount Rate: 5.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity financing before the expiration or termination of the SAFE Agreement

Material Rights

There are no material rights associated with SAFEs.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $5,000.00
Interest Rate: %
Discount Rate: 5.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity financing

Material Rights

There are no material rights associated with SAFE.

SAFE 2019

The security will convert into Safe preferred stock and the terms of the SAFE 2019 are outlined below:

Amount outstanding: $150,000.00
Interest Rate: %
Discount Rate: 5.0%
Valuation Cap: None
Conversion Trigger: Equity financing

Material Rights

There are no material rights associated with SAFE 2019.

SAFEs 2020

The security will convert into Safe preferred stock and the terms of the SAFEs 2020 are outlined below:

Amount outstanding: $51,700.00
Interest Rate: %
Discount Rate: 5.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity financing

Material Rights

As of December 31, 2020, the company held the SAFE from 2019 plus added SAFEs with a combined value of $201,700. All new SAFEs had a discount rate of 5% but only one was held with a valuation cap. The valuation cap on this SAFE was $10,000,000 and was based on the amount of $5,000.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $150,000.00
  Use of proceeds: Company development and growth.
  Date: December 31, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $201,700.00
  Use of proceeds: Company development, personnel hiring.
  Date: December 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $229,000.00
  Use of proceeds: app development, online store development
  Date: August 06, 2021

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $6,920 compared to fiscal year 2019 which was pre-revenue as we finalized R&D for a go-to-market product. As a result our stage of development has progressed to paid-pilot, small scale-up stage with a concentrated focus on USA market only as we adopt initial customers. We believe our finished product release to ship January 2022 will result in strong sales growth in 2022. We believe that the U.S. is the most important market for us to demonstrate success with the AirBox smart lockable porch box for smart home users with video doorbell security cameras. so we spent the vast majority of our capital building a strong inventory for sales.

Cost of sales

Cost of sales in 2020 was primarily for paid-pilots, proof-of-concept for working product in the field with partners.

Gross margins

2022 projected margins are overall 15% gross profit. Once we enter into more sales tracation in January 2022 margins will improve with higher volumes of product being manufactured.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and product enhancements, field testing, fees for professional services and patents, research and development expenses. Expenses in 2021 shifted toward prodcut inventory for sales, from primarily engineering and design. The Company hired additional support for customer technical ongoing customer, sales channel partner ZEP Transport Logistics.

Historical results and cash flows:

Results of Operations - Historical Results and Cash Flows

The Company is currently in the Proof-of-concept stage, market fit, growth; pre-production; initial production stage and pre-revenue; revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because furture revenues. Past cash was primarily generated through friends, family seed investors, safe notes. Our goal is to sell finished product direct to the consumer mid-january 2022.

The historical cash was invested mostly in engineering, R&D, and prototyping. Our cash flow is being mostly busdgeted towards marketing sales strategy, manufacturing inventiory, sales staff. We do not expect cash flow to differ in the near future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand, raw goods to make final sellable product. 100 airboxes in inventory.

As of November, 2021 the Company has capital resources available in the form of a line of credit for $5,000 Capital One, a shareholder loan in the amount of $5,000, and $25,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to our acceleration into the market with finished product. We believe the funds of this campaign are critical to our company operations. These funds are required to support AirBox Deep finished product inventory, market sales strategy.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 65% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $5-8,000 for expenses related to product inventory, engineering, marketing, and sales development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 36 months this is based on a current monthly burn rate of $5,10,000 a month for expenses related to product inventory, sales development, engineering, prodcut improvement, salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has investments from early seed venture capitalists, completed the Brinc startup accelerator program, alumni with Founder University founded by Jason Calacanis in San Francisco. The company may conduct future capital raises, nothing specific has been contemplated at this time.

Indebtedness

- **Creditor:** SAFE Holders
  Amount Owed: $229,000.00
  Interest Rate: 5.0%
  During the year of 2021 additional SAFEs were issued as follows: 11 SAFEs with a total liability of $229,000. All were issued at a discount rate of 5%. 10 were issued at a valuation of $10,000,000 (liability $224,000) and one with a valuation of $5,000,000 (liability $5,000).

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $35,001,485.75

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including previous valuations, the experience of the founding team, its intellectual property and plans.

First, our current valuation is based of our previous market cap valuation. The company previously had a valuation of $10,000,000.00 with a 5% discount. Second, the company is currently in the proof-of-concept stage and is working on its final product with testing occuring in the field daily. The company also took into account a present market value agreed upon by the Founders and current investors.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) the company does not have any outstanding options, warrants, and other securities with a right to acquire shares; and (iii) the company does not have any shares reserved for issuance under a stock plan are issued. The company currently has approximately $580,700 in SAFEs oustanding. Please refer to the company securities section for more information.

Use of Proceeds

If we raise the Target Offering Amount of $9,988.55 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  35.0%
  Inventory for paid pilots in the field with clients

- *Operations*
  10.0%
  travel, business development, hiring core teammates

- *Company Employment*
  20.0%
  Hire VP of sales, IOT architect, assemblers

- *Research & Development*
  15.75%
  product advancements, product support

- *Marketing*
  15.75%
  Joint marketing with customers in the field.

If we raise the over allotment amount of $1,069,962.30, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  30.0%
  Company core employees

- *Operations*
  30.0%
  Operations in the field with client pilots.

- *Research & Development*
  20.0%
  product advancements

- *Inventory*
  16.5%
  inventory for customer paid pilots

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://airboxtechnologies.com/ (landing page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/airbox-technologies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Drone Delivery Systems Corp dba AirBox Technologies

[See attached]

AIRBOX TECHNOLOGIES
FINANCIAL STATEMENTS
Years Ended December 31, 2020, and 2019

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors

Airbox Technologies

Falls Church, VA 22040

I have reviewed the accompanying financial statements of Airbox Technologies (the Company), which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, changes in owner's equity and cash flows for the year then ended, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernest l. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

October 22, 2021

AIRBOX TECHNOLOGIES
Balance Sheet
As of December 31, 2020 and 2019

		2020	2019
ASSETS			
Current assets			
Cash	$	9,757	9,898
Loans Receivable		155,811	156,365
Total Current Assets	$	**165,568**	**166,263**
Non-current Assets			
Total Non-current Assets	$	**-**	**-**
TOTAL ASSETS	**$**	**165,568**	**166,263**
LIABILITIES			
Current Liabilities			
Credit Cards	$	1,642	993
Total Current Liabilities	$	**1,642**	**993**
Non-current Liabilities			
SAFE		351,700	150,000
Total Non-current Liabilities	$	**351,700**	**150,000**
TOTAL LIABILITIES	$	**353,342**	**150,993**
OWNER'S EQUITY			
Common Stock no par value 4,000,000 shares authorized, 501,195 shares issued	$	388,320	388,320
Additional Paid-in Capital		(106,086)	(106,086)
Owner Investment		6,795	-
Retained Earnings		(476,803)	(266,964)
TOTAL EQUITY	$	**(187,774)**	**15,270**
TOTAL LIABILITIES AND OWNER'S EQUITY	**$**	**165,568**	**166,263**

See accompanying notes and accountant's review report

AIRBOX TECHNOLOGIES
Statement of Changes in Owner's Equity
Years Ended December 31, 2020 and 2019

		2020	2019
OWNER'S EQUITY - BEGINNING			
Owner's Equity	$	15,270	-
Add:			
Common Stock		-	388,320
Addition Paid-in Capital		-	(106,086)
Owner Investment		6,795	-
Net Income		(209,839)	(266,964)
TOTAL	$	(187,774)	15,270
OWNER'S EQUITY - ENDING	$	(187,774)	15,270

See accompanying notes and accountant's review report

AIRBOX TECHNOLOGIES
Income Statement
For the Years Ended December 31, 2020 and 2019

			2020		2019
Revenue		$	6,920		-
Total Revenue		$	6,920		-
Expenses					
Advertising		$	630		-
Bank fees			1,451		-
Auto expenses			7,492		-
Contractors			3,667		-
Dues and subscriptions			828		-
Subscriptions			6,579		-
Insurance			508		-
Interest			194		-
Legal and professional			13,399		-
Meals			3,697		-
Office expenses			5,537		-
Miscellaneous			24,211		-
Postage			1,237		-
Repair			76		-
Research and Development			13,150		266,964
Software			78,991		-
Taxes and licenses			901		-
Travel			13,833		-
Utilities			4,495		-
Reimbursements			3,451		-
Payroll					
Unemployment insurance	5,391			-	
Processing	344			-	
Taxes	2,197			-	
Salaries	22,500			-	
Bonuses	2,000			-	
Total payroll			32,432		-
Total Expenses			216,759		266,964
NET INCOME		$	(209,839)		(266,964)

See accompanying notes and accountant's review report

AIRBOX TECHNOLOGIES
Statement of Cash Flows
Years Ended December 31, 2020 and 2019

		2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$	(209,839)	(266,964)
Increase in net assets			
(Increase) decrease from operating assets			
Loans Receivable		554	(156,365)
Deferred Income Tax Asset			
Increase (decrease) from operating liabilities			
Credit Cards		649	993
Income Tax Payable			
Net cash provided by operating activities		(208,636)	(422,336)
CASH FLOWS FROM INVESTING ACTIVITIES			
SAFEs		201,700	150,000
Net cash provided by investing activities		201,700	150,000
CASH FLOWS FROM FINANCING ACTIVITIES			
Common Stock		-	388,320
Additional Paid-in Capital		-	(106,086)
Owner Investment		6,795	-
Net cash used in financing activities		6,795	282,234
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(141)	9,898
CASH AND CASH EQUIVALENTS, beginning of year		9,898	-
CASH AND CASH EQUIVALENTS, end of year		9,757	9,898

		2020	2019
Interest paid	$	194	-

See accompanying notes and accountant's review report

AIRBOX TECHNOLOGIES
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE A – THE ORGANIZATION

Nature of operations

Airbox Technologies is a delivery solution developed by company founder Brandon Pargoe. Airbox Technologies is a low-cost alternative to traditional mailboxes and smart-lockers due to its simple design, price point and limited space for use.

Users choose the type of delivery station they prefer and have the unit installed. From there carriers are prompted to deliver to the unit. All access can be authorized through a phone application or desktop integration. Delivery can be made by hand or drone and is safe, secure, and protected from the elements.

Airbox Technologies has been designed to work with various types of deliveries: business, residential, campuses and even restaurant and retail carry-out. The company promotes its contactless delivery feature as a bonus in the current environment.

Revenue

During the years of 2019 and 2020 the company was in the developmental and start-up phase. In 2019 there was zero revenue and operations were facilitated by investments. In 2020 the company had revenue of $6,920 with further money provided by a SAFE offering.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There were no cash equivalents as of December 31, 2020, and 2019. The Company’s cash balance was $9,757 at December 31, 2020 and $9,898 at December 31, 2019. The company is currently seeking investors as it creates an audience and expands its business on the internet.

Risk and Uncertainty

The company has a limited operating history and has generated minor income in 2020. Research and development activities are on-going and the company is working with fully function prototypes. The company follows up with patent submissions for viable inventions and proprietary software development. Business operations are sensitive to general and economic conditions in the United States and worldwide. A host of circumstances beyond the company’s controls can affect operations.

The company is seeking additional equity capital via an offering with a crowdfunding platform. Currently work is being done through the StartEngine platform. However, as circumstances change and further funding required, the company will determine the best options and make decisions based on information available at that time on the best funding initiatives. Like any new business, the company faces challenges that are related to early-stage enterprises and securing capital. Other significant risks and uncertainties include failing to secure funding, competitor technology and general business conditions. These situations could affect the company's operations and financial condition.

Equity Offering Costs

The company accounts for equity offering costs in accordance with Accounting Standards Codification (ASC) 340, Other Assets and Deferred Costs. Prior to completion of an offering, costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon completion of the offering or to expense if the offering is not completed, or if it is an offering that does not provide equity immediately at completion (SAFEs). As of December 31, 2020, and 2019 there were no deferred cost being held.

Revenue Recognition

The company follows accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under this guidance revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration that is expected to be received for those good or services.

Research and Development Costs

Research and development costs are incurred in developing prototypes and inventing and testing products. The company expenses all research and development costs as incurred. For the years ended December 31, 2020, and 2019 the company had research and development costs of $13,150 and $266,964, respectively.

Taxes

Income

The Company files tax returns as an S-Corporation. As such, all items of income and loss pass-through to the shareholders. As of December 31, 2020 and 2019 there were no outstanding balances owed to the state revenue commission or the Internal Revenue Service.

Sales

Airbox Technologies expects to monetize on a worldwide basis dependent on consumer demand. Currently there are no provisions for state or foreign income taxes or sales and use tax. The Company assess potential tax liability as a part of routine financial planning.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising costs for the years 2020 and 2019 were $630 and $0, respectively.

Capitalization Policy

Assets over $1,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, furniture, and fixtures 3 years. Depreciation expense and accumulated depreciation for the year was $0. The company holds no capital assets as of December 31, 2020 and 2019.

Amortization

Intangible assets are amortized over a 15-year period. Amortization expense and accumulated amortization for 2020 and 2019 was $0. For the year ended December 31, 2020, and 2019 there were no intangible assets held.

NOTE C – INVESTOR FUNDING

As part of its start-up practices the Company has enlisted the use of Simple Agreements for Future Equity (SAFE). These agreements were designed in 2013 by Y Combinator as a way for companies to secure start-up capital. They are short, simple contracts that offer future equity in the company for an investment now.

The SAFE's issue to the investor the right to certain shares of the Company's Standard Preferred Stock. The agreements contain either or both a valuation cap and/or discount rate. Amount of company equity under agreement by the SAFEs is determined at the time the SAFEs trigger. Dilution of the company stock may occur at the time SAFEs are completed.

As of December 31, 2019, the company held one SAFE with a discount rate of 5% and no valuation cap. The amount raised with this SAFE was $150,000 and the balance in the SAFE liability account is $150,000 at year end. As of December 31, 2020, the company held the SAFE from 2019 plus added SAFEs with a combined value of $201,700. All new SAFEs had a discount rate of 5% but only one was held with a valuation cap. The valuation cap on this SAFE was $10,000,000 and was based on the amount of $5,000. The total SAFE liability at year end 2020 is $351,700.

During the year of 2021 additional SAFEs were issued as follows: 11 SAFEs with a total liability of $229,000. All were issued at a discount rate of 5%. 10 were issued at a valuation of $10,000,000 (liability $224,000) and one with a valuation of $5,000,000 (liability $5,000).

NOTE D -- NON-CURRENT LIABILITIES

The Simple Agreements for Future Equity (SAFE) are held as a liability to the Company in the balances sheet. The amounts will be held until such time as one of the SAFE triggers applies. All are carried at face value of the contract at inception.

Safe's are held until one of the following situations occurs and triggers a change.

1. If there is equity financing before the termination of the SAFE, it will convert to the greater of: (a) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of Standard Preferred Stock, or (b) the number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE price.

2. If there is a liquidity event before the termination of the SAFE, it will automatically entitle the investor to a portion of the proceeds in direct relation to the liquidity event. The amount due will equal the greater of: (a) the purchase amount (cash-out amount), or (b) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price.

3. If there is a dissolution event before the termination of the SAFE, the investor will automatically be entitled to receive a portion of the proceeds equal to the cash-out amount.

Liquidation priority of the SAFE's is for the cash-out amount subject to:

1. SAFE's are junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes.

2. On par with payments for other SAFE's and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFE's and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFE's and/or preferred stock in proportion to the full payments that would otherwise be due.

3. Senior to payments for common stock.

Termination of SAFE's will occur automatically following the earliest of:

1. The issuance of capital stock to the investor pursuant to the automatic conversion of this SAFE

2. Or, the payment, or setting aside for payment, of amounts due the Investor.

NOTE E – LOAN RECEIVABLE

The company holds loans receivable in the amount of $156,365 as of December 31, 2019, and $155,811 as of December 31 2020.

NOTE F - CROWDFUNDING

In 2021 the company will be undertaking a crowdfunding campaign through the platform StartEngine. The goal of the raise is between $10,000 and $5,000,000. Funding campaigns offer investors a stake in the company in return for their investment. Results of the campaign will not be available as of the issuance of these financial statements. The campaign is scheduled to begin in 2021 and be completed during 2022.

The company views the crowdfunding campaign as a funding source the results of which cannot be predicted with accuracy. This being the case, options for additional funding from other sources are still possible. These include loans with banks or investors and the issuance of additional SAFE's.

NOTE G – COMMON STOCK

As of December 31, 2020, and 2019, the Company has 4,000,000 shares of stock authorized with zero par value. Stock issued at the end of both years are 501,195 shares.

NOTE H – ADDITIOAN PAID-IN CAPITAL

The amount in the additional paid-in capital account at December 31, 2020 and 2019 is ($106,086) at each year end.

NOTE I – OWNER INVESTMENT

Owner investment in the company was $0 at December 31, 2019 and for the year ended December 31, 2020 the account held a balance of $6,795.

NOTE J - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through October 22, 2021, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

AirBox Technologies

Secure deliveries anytime, anywhere!


AirBox
Technologies
SECURE SMART MAILBOXES FOR ANY DELIVERY

Website | Richmond, VA | TECHNOLOGY

$0.00 raised

0 Investors	**$35M** Valuation
$69.85 Price per Share	**$488.95** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

AirBox designs secure, contactless delivery mailboxes for businesses and individuals around the world. We enable the completion of fast and efficient package delivery to a smart receptacle via bike, vehicle, or drone. Our two products, AirBox Deep and AirBox Home, are controlled from a mobile application and use wifi and bluetooth connectivity to ensure the safe arrival of packages and mail.

Reasons to Invest

- An explosive market: AirBox's combined market size is $435 billion USD.
- Award-winning technology: AirBox has developed a privacy-focused smartphone app with package theft protection measures to enable and ensure secure, contactless deliveries to a smart, touchless mailbox receptacle.
- Working with industry players worldwide: AirBox has partnerships with ZEP Transports (pharmaceutical logistics), AllMartACT in Antigua, UN OPS, Government of Antigua

OVERVIEW

The future of delivery systems has arrived

AirBox Technologies is on a mission to deploy one of the world's first and best drone-ready smart mailbox platform. Our team has developed two smart solution products: **Airbox Home** and **Airbox Deep**, the latter of which is our primary focus for this raise.

SAFE DELIVERY BOXES FOR TODAY & THE FUTURE


AirBox
Technologies

With **AIRBOX DEEP** never lose packages to thieves or bad weather again

When Amazon launches drone delivery, **AIRBOX HOME** will be ready for drop-off



Both products offer a comprehensive, app-controlled, industrial grade, web-connected package delivery solution that is market-ready and in our opinion two years ahead of the competition. We believe our products are the best low-cost alternative to mailboxes and smartlockers due to their simple design, price point, sustainability, and small amount of real estate required. **AirBox** is patented, and our mailboxes are available for purchase now on our website.



We are **PATENTED** and **MARKET READY**

THE PROBLEM

Traditional mailboxes are ill-equipped for our modern world

Traditional mailboxes are not private, not secure, and prone to package theft. What's more, most of the world's population has no physical address and lives in areas without labeled roads, signs, or established postal routes.



PROBLEM 1

Coming home & finding your package **STOLEN** or **RUINED FROM BAD WEATHER**

PROBLEM 2

Many people live in **REMOTE AREAS** where **RECEIVING DELIVERIES IS DIFFICULT**





PROBLEM 3

There is a strong **CONSUMER PUSH FOR CONTACTLESS DELIVERIES**

The Covid-19 pandemic has also accelerated a shift to an online economy where "contactless delivery" and "package protection" are critical needs for consumers and businesses alike. The market is missing a solution for receiving rapid on-demand shipments in a secure way and we believe that it's time to upgrade the global package delivery system as a whole.

OUR SOLUTIONS TO YOUR PROBLEMS

1

Our **AIRBOXES** are locked & secure

2

Our **AIRBOXES** create a GPS location for you

3

You never need to be home to receive a delivery

THE MARKET

AirBox Technologies is focused on meeting the needs of its consumer base, in the midst of a fast-growing multibillion-dollar market

Worldwide, over 20% of retail sales now come from e-commerce transactions. As online shopping has increased, getting these purchases to doorsteps in a reliable way has fueled exponential growth in an industry called "last mile delivery." This market is estimated to grow from $11.9 billion this year to nearly $85 billion globally by 2030, and drone package delivery specifically is expected to generate $39 billion in revenue by the end of the decade. One in five Americans, however, has reported a package stolen in the past 90 days. In one survey, the average cost to replace that package was $136, and 50% of respondents then purchased a doorbell camera, motion sensor lights, or surveillance system to prevent future package theft. Victims of so-called "porch piracy" lost an estimated $6 billion worth of goods this past year. The market for ensuring safe and secure package delivery is primed for industry innovation and leadership.

OUR MARKETS ARE HUGE & WILL CONTINUE TO GROW WITH TECHNOLOGY

COMBINED MARKET SIZE

$435B

The above combined market size includes the following: Last Mile Logistics & E-Commerce

AirBox is unlike any other product that we know of on the market today, offering the first residential smart mailbox that is touchless and drone-ready. We believe that we are offering the most affordable price point on the market, with our mailboxes starting at $499. In addition, **AirBox Deep** was designed specifically to address our customer feedback focused on secure delivery for post-pandemic e-commerce. So, we believe it will be a success in today's market!



WE KNOW WHAT PEOPLE WANT

AIRBOX DEEP was **DESIGNED SPECIFICALLY TO ADDRESS CUSTOMER FEEDBACK** focused on post-pandemic deliveries

THE SOLUTION

Introducing a global smart mailbox system

AirBox Home and **AirBox Deep** offer an affordable and easy-to-use smart mailbox for the modern world. Our products are a great fit for businesses or individuals seeking theft protection, contactless and dedicated delivery endpoints, on-demand carry-out to customers, and control over who can make a delivery and when. We provide retail and courier services enhanced delivery features such as pick-up verification and route optimization. We also offer short-term temperature control, one-time passwords, e-signatures so recipients don't have to be home, on-time performance tracking, and autonomous drone delivery.



AirBox Deep, priced at $699, includes all of the most popular smart home protocols (wifi, bluetooth, and smartphone app controls), plus thermal insulation, real-time notifications and one-time passwords for extra security. **AirBox Deep** is larger than **AirBox Home**, measuring 26"H x 14.5"D x 18"W. It was designed, based on customer feedback, to address the post-pandemic e-commerce demand for grocery, medical, and secure package delivery by ground. **AirBox Home**, on the other hand, is a smaller model, measuring 18"L x 14"W x 22"H, using a standard mailbox mount support. It comes in three different models: the Simple, priced at $499, the Solar, priced at $599, and the Cell Max, priced at $799.


AIRBOX
DEEP
for grocery, medical, and secure package delivery by ground
AirBox
Technologies


AIRBOX
HOME
for delivery by drone

We generate revenue through **AirBox** hardware sales, either directly online or through local distribution partnerships. Couriers can sign up for monthly **AirBox** subscriptions, while customers can simply purchase an **AirBox** through our website and download the "**AirBox Home**" mobile app onto their smartphones to get started. **AirBox** then creates an address from its GPS beacon on Google Maps, notifying the closest courier that you have a "hot spot" for rapid delivery to your smart mailbox.

REVENUE SOURCES

CUSTOMERS

One time purchase of **AIRBOX**

COURIERS

Monthly **AIRBOX** SUBSCRIPTION for deliveries

OUR TRACTION

We believe we are one of the first of our kind, and we have partnered with major industry players around the globe

Through extensive research with industry partners, **AirBox Technologies** became one of the first company's to create a residential smart mailbox with a custom-designed circuit board that is ready for manufacturing. We have demonstrated and perfected the fully autonomous drone delivery of a package to a smart mailbox, and have held successful pilot programs in the US, Canada, and the Caribbean.



AHEAD OF THE COMPETITION

We believe we are one of the first companies to demonstrate a **FULLY AUTONOMOUS DRONE DELIVERY** of a package to a smart mailbox

WHY INVEST

We are paving the way for a smarter, more secure delivery and mailbox system worldwide!

Our vision is to become the global smart mailbox of choice, creating a new delivery solution for every home and business in the world, while closing the loop for the growing on-demand e-commerce global network.

We believe we are one the first company's of our kind, with a market-ready line of smart mailboxes and the proven capability to perform fully autonomous drone package delivery to those mailboxes. Within two years, **Airbox Technologies** aims to have the majority of the market share in North America.

THERE WILL BE AN ON-DEMAND DELIVERY REVOLUTION...



AND OUR VISION IS TO LEAD THE CHARGE

As the global need for secure, contactless, and on-demand delivery continues to surge, **Airbox Technologies** has an opportunity to dominate a market potentially worth $435 billion USD. We are crowdfunding to begin our push into this lucrative market by manufacturing product inventory for our distribution partners in North America, the Caribbean, and Australia. Help us take this step toward greater things, and join our quest to revolutionize on-demand delivery. Together, we will bring **Airbox** to the masses!

In the Press

CISION · UASWEEKLY.COM · 12 On Your Side · Observer · businesswire · GlobeNewswire

CISION

SHOW MORE

Meet Our Team





Brandon T Pargoe

Co-Founder & CEO

Inventor of AirBox Home, drone ready smart mailbox. Mr. Pargoe is highly skilled in medical grade manufacturing, telecom networks and sales engineer. His experience as a Telecom Executive in the Emerging Markets Division with MCI Communications in the late 90's, provides a wealth of knowledge in building telecommunication networks. Mr. Pargoe continues to drive AirBox from inception, patent, design, to a finished product, leading the competition by over 2 years in smart drone ready box technology.

Dr. Jeremy Tucker

Co-founder

Physician executive and a practicing emergency physician at HEPA. Board certified in emergency medicine and internal medicine. Strong interest in entrepreneurship and healthcare IT startups.

Specialties: Emergency Department management, Efficiency, Patient satisfaction, Patient Safety, Electronic Medical Records, Technology in medicine, Drones, Healthcare startups, Utilization, Provider education, Risk management, Leadership development, Community Hospitals, Urgent care, Emergency care.





Lukas Wrede

Board of Directors, advisor

Serial tech entrepreneur with extensive experience in global business development, international sales and corporate strategy, business turn-around, global product management, product marketing and customer life-cycle management. Decisive proactive manager, skilled in recruiting top talent; leading, and mentoring teams to peak performance.

Specialties: International Business Development • Business Strategy & Models • Sales & Marketing Leadership • Data Platforms • Mobility & Logistics • Digital Transformation • IoT

Chris Reichert

Board of Directors

Chris is currently on our Board of Directors who has over 25 years professional expereince with entreprenuership, angel investing, and as a Company Strategy Advisor.

His expertise in Business Deveolpment, Strategic Planning, Corporate Management provides a wealth of knowledge for startups.

Offering Summary

Company :	Drone Delivery Systems Corp dba AirBox Technologies
Corporate Address :	7729 Pocoshock Blvd, Richmond, VA 23235
Offering Minimum :	$9,988.55
Offering Maximum :	$1,069,962.30
Minimum Investment Amount (per investor) :	$488.95

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	143
Maximum Number of Shares Offered	15,318
Price per Share	$69.85
Pre-Money Valuation	$35,001,485.75

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

First 72 hours - 20% bonus shares

Within first week - 5% bonus shares

Amount Based:

$5,000+

AirBox company attire + 5% bonus shares.

$10,000+

AirBox company attire + 10% bonus shares + Access to Investor community

$50,000+

AirBox company attire + 20% bonus shares + Access to investor community + Newsletter

AirBox Deep Hardware Perk: AirBox Online Store Orders ONLY!!

Order Now - Shipments start mid December 2021.

ORDER HERE
https://airboxtechnologies.com/buy-airbox-deep/

Here are the rules:

AirBox is fulfilling orders for our AirBox Deep smart lockable porch box product!- must purchase over our online store offered only during StartEngine AirBox Technologies campaign on the first 100 orders. Limit one per customer. USA shipment only!

AirBox smart lockable porch box, ideal for smart home users with a video doorbell, standard wall plug, 20 feet from router, smart home security technology.

Hardware details:
AirBox Deep smart porch box technology
-WiFi and Bluetooth Connectivity
- IOS/Android app controls
- Temperature-control readouts (upgrade 2022)
- 26"H x 14.5"D x 18"W
- Standard Home Depot mailbox mount
- Standard outlet plug

AirBox Deep
$499 a box (first 100 orders)

Features include: touchless receptacle, smartphone app, open/close box anywhere in the word, time-stamps, real-time notifications, auto-close, wifi, bluetooth connectivity, temperature-control readouts upgrade available first quarter 2022, not included in first 100 introductory offer), IP53 rated for outside use, industrial grade.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Drone Delivery Systems Corp dba AirBox Technologies will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $69.85 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $6,985. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

(V.O)

Like most Americans, I'm on the go. And I don't have time to sit around and wait on my mail all day.

Between weekly meal deliveries, and packages to sign for – I just can't be everywhere at once. Which leaves mail exposed to harsh weather and theft. There has to be a better way.

And now there is. Welcome to AirBox Deep.

A modern mailbox made for how the world works today. AirBox Deep utilizes the latest in encrypted technology, which means I enjoy touchless delivery without ever making contact with the courier or the box.

(V.O) Delivery service providers receive one time use codes via an encrypted App, that allow them to securely drop my package with ease.

I'm no longer worried about missing a delivery thanks to this app-controlled, industrial grade, web-connected smart mailbox.

And for my grocery or food deliveries, AirBox Deep provides insulation, protecting against heat, cold, wind or rain.

And with medication deliveries I get from my doctor, I always know my family will get what they need, securely and on-time the first delivery attempt.

Because the world has new challenges for our mail.

And for us, too, as everyone moves to safer and more efficient ways to receive and protect our mail.

Innovation is more important than ever.

Not just for today, but for the future.

That's why Airbox Deep is not only weather-proof, and smart lockable, but compatible with drone delivery too.

So, join us at the edge of tomorrow.

Made in the USA, we're ready to fulfill orders and finish product. All that's missing is you.

Invest today in AirBox, the smart mailbox maker.

<u>Animated Video</u>

Meet lana she loves shopping online, whether it is books, clothes, or makeup; however lana's work makes her travel very often, but what about all the packages from last days shopping? who will collect the package when she's out what if the package is delivered when she's not home and stays at the doorstep under the cruel weather? what if the neighbor's dog finds the package interesting or tasty enough to take it away or even worse a thief sees the package?

Well these things don't bother lana after all she chose an airbox home as a delivery receptacle. Airbox ensures safe and secure package delivery via drones or ground delivery couriers the airbox home smart mailbox remains unaffected under heat, rain, wind, or cold. hey! thief don't try to steal that package because you can't; airbox home can only be unlocked using an encrypted key. Look who's back it's lana! Doesn't she look excited to open her package and wear that beautiful dress that she ordered, switch to airbox for safe, secure, and quick deliveries!

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Platform Compensation

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

First: The jurisdiction where the Non-Delaware Corporation first formed is Virginia.

Second: The jurisdiction immediately prior to filing this Certificate is Virginia.

Third: The date the Non-Delaware Corporation was first formed is November 13, 2015.

Fourth: The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Drone Delivery Systems Corporation.

Fifth: The name of the Corporation as set forth in the Certificate of Incorporation is Drone Delivery Systems Corporation.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Corporation have executed this Certificate on the 5 day of June, 2019.

BY: [signature] Signature

Name: Brandon T Pargoe -please print

Title: President

CERTIFICATE OF INCORPORATION
OF
Drone Delivery Systems Corporation

FIRST: The name of the corporation is: **Drone Delivery Systems Corporation**

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of authorized shares which the corporation is authorized to issue **4,000,000** shares of common stock having a par value of **$ 0.0010000** per share and **1,000,000** shares of preferred stock having a par value of **$ 0.0010000** per share.

The number of authorized shares of preferred stock or of common stock may be raised by the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote thereon.

All shares of common stock shall be identical and each share of common stock shall be entitled to one vote on all matters.

The board of directors is authorized, subject to limitations prescribed by law and the provisions of this Article Fourth, to provide by resolution or resolutions for the issuance of the shares of preferred stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares included in any such series, and to fix the designation, powers, preferences and rights of the shares of any such series and the qualifications, limitations or restrictions thereof.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: The incorporator is Brandon T Pargoe, whose mailing address is 33572 Westgate Circle, unit 1, Lewes Delaware 19958.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this 5 day of June, 2019.

BY: [signature] Signature

Name: Brandon T Pargoe -please print
Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:09 PM 06/05/2019
FILED 04:09 PM 06/05/2019
SR 20195267268 - File Number 7453706